* Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.

Exhibit 4.7

M. SETEK and JA SOLAR POLYSILICON SUPPLY AGREEMENT

May 14, 2009

CONFIDENTIAL

M. SETEK Co. Ltd., a Japanese company with its principal place of business at 3-6-16 YANAKA TAITO-KU, TOKYO, 110-0001 JAPAN (“Seller”) and JingAo  Solar Co. Ltd., a Cayman company has its principal place of business at Jinglong Street, Jinglong Group Industrial Park, Ningjin,  055550 China (“Buyer”) hereby enter into this poly slicon supply agreement (the “Agreement”) effective as of the date of Supplier’s execution of this Agreement (the “Effective Date”).

WHEREAS, Seller agrees to sell desires to purchase Products (herein defined) pursuant to the terms and conditions of this Agreement. NOW, THERFORE, the parties agree as follows:

1.)	Price of Poly Silicon.

(i)	2009 to 2011: US$***/kilogram.
(ii)	In the case the market price of poly silicon falls below US***/kilogram, both parties shall negotiate about the price, on the basis that Seller shall give best price to Buyer.

2.)	Delivery Quantity.

(i)	***, ***, *** of 2009: Minimum ***MT/month.
(ii)	From *** of 2009 till the end of the agreement: Minimum *** MT/month.
(iii)	Both parties shall have meetings every three months to negotiate about the added quantity Seller can provide based on Seller’s production increase.

3.)	Prepayment deduction.

(i)
Buyer will deduct ***% of the price of poly silicon delivered by Seller under the agreement as prepayment offset against the Amount Owed. As such, in 2009, Buyer will have prepayment deduction of ***% x ***/kg, or *** per kilogram of poly silicon, with cash payment of *** per kilogram of poly silicon.  The total payment amount to be deducted from the Amount Owed will be calculated as follows:  (quantity of poly silicon) x (relevant price per kilogram based on year) x (***% prepayment deduction); with the other ***% to be paid by Buyer by cash in accordance to paragraph 4 below.

(ii)
If by December 31, 2011, which is the end of the long-term supply agreement, there is still a portion of the Amount Owed outstanding, Seller will either refund the residual Amount Owed in cash to Buyer, or will provide sufficient poly silicon, to Buyer to cover such remaining Amount Owed, the price shall be decided by negotiation of both parties. It shall be Buyer’s choice to make to decide whether to have cash refund or continue polysilicon supply.

4.)	Payment Term

Buyer’s payment for any poly silicon shipped under the agreement shall be in the form of letters of credit payable within *** days after shipment.

5.)
If Seller is unable to deliver the relevant amounts of poly silicon to Buyer due to production stop by serious accident, Seller shall: (i) notify Buyer within *** hours by phone calls after the accident happens, and (ii) send photos and documents to Buyer within *** week, and (iii) guarantee that any undelivered amounts of poly silicon shall be delivered within *** months, with average quantity to deliver for each month.

6.)	Any failure by Seller to comply with the delivery schedule set forth in this agreement shall be considered a material breach of the agreement, which shall entitle Buyer to, at its sole discretion:

(i)
seek recovery for the undelivered amounts by purchasing them from another party. If Buyer’s purchasing price exceeds the agreement price, Seller shall be liable to pay damage to Buyer equal to the difference between Buyer’s purchasing price and the agreement price and/or

(ii)
terminate the agreement, recover the entire Amount Owed (as adjusted for any additional amounts paid by Buyer to any third party Seller as a result of SELLER’s failure to deliver) and seek all damages and remedies available under applicable law.

7.)
Any dispute arising under the agreement shall be resolved by arbitration at the China International Economic and Trade Arbitration Center (CIETAC) in Beijing in accordance with the laws of the People of Republic of China.

8.)	Appendix I is specifications and guarantee term.

9.)
The agreement is made in Chinese and English. In the event of any discrepancy, the English version shall prevail. The contract shall become effective according to paragraph one set forth in Appendix I.

Seller:	Buyer:
M. SETEK, Co., LTD	JingAo Solar Co. Ltd.

By :___________________________	By :__________________________
Print Name: Hiroyuki Saito	Print Name: Elmer M. Hsu
Title: Director	Title: Chief Operating Officer
Date:	Date:

Appendix I Specifications and Guarantee Term

1.)
All poly silicon shall be tested by pulling into mono crystalline ingot in Hebei Ningjin M.SETEK Semiconductor Co., Ltd., which shall meet the specs set forth as below: (all data is from the sliced wafer on the bottom of the mono-crystalline ingot)

i.	Lifetime: ≥20 us
ii.	Carbon content: ≤5x10[16] atoms/cm3
iii.	Resistivity:

Buyer’s requirement is P: ≥100 Ω.cm, Seller’s specs is P: ≥10 Ω.cm. Both parties here agree as below: Seller will provide ***kg samples of poly silicon to Buyer, valued at ***/kg, Buyer will send to Hebei Ningjin M.SETEK Semiconductor Co., Ltd. for testing.
If the quality is confirmed by Buyer, the result shall become reference specs for future deliveries and this agreement will become effective; If the result is not confirmed by Buyer, Seller shall deliver polysilicon using Buyer requirement, P: ≥100 Ω.cm, and the agreement become effective; or the agreement will not become effective.
***kg samples’ poly silicon payment will be totally deducted from the *** of prepayment still outstanding.

2.)	Seller shall assist Buyer on cell quality improving, to have all cells produced by Seller’s poly silicon meet the specs as below:

Under 800w/cm2 light, LID test for 8 hours: ＜2.5%

3.)	All poly silicon to be supplied by Seller shall be shipped with the actual certificate(s) of analysis of mono crystalline ingot pulled by this batch of poly silicon.

4.)
All poly silicon supplied by Seller to Buyer and its affiliates shall be in clean, ready-to-use chunks, requiring no further treatment (e.g., including, but not limited to, chemical washing or etching before feeding).

5.)
For a period of *** months from the date of Buyer’s acceptance of delivery of the relevant poly silicon from Seller, Seller shall guarantee the quality of all such poly silicon delivered by Seller to Buyer will meet or exceed specs as set forth in this Appendix.  Any and all poly silicon that Buyer finds, in its sole discretion, to be inadequate, of unacceptable quality or defective shall be replaced by Seller within *** days of Buyer’s notification of such defect(s). Seller shall afford all fees related to poly silicon exchange.